SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31054; 812-14280]

Beverly Hills Bancorp Inc.; Notice of Application

May 21, 2014

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of application for an order under sections 6(c) and 6(e) of the Investment Company Act of 1940 ("Act") for an exemption from all provisions of the Act, except sections 9, 17(a), 17(d), 17(e), 17(f), 36 through 45, and 47 through 51 of the Act and the rules thereunder, modified as discussed in the application.

Summary of Application: The requested order would exempt the applicant, Beverly Hills Bancorp Inc. ("BHBC"), from certain provisions of the Act until the earlier of one year from the date of the requested order or such time as BHBC would no longer be required to register as an investment company under the Act. The requested exemption would extend an exemption granted until May 24, 2014.[1]

Filing Dates: The application was filed on February 18, 2014 and amended on April 29, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 pm on June 13, 2014 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the

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[1] Beverly Hills Bancorp Inc., Investment Company Act Release Nos. 30497 (April 30, 2013) (notice) and 30541 (May 24, 2013) (order) ("Prior Order").

nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicant, Post Office Box 8280, Calabasas, CA 91372.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6876,

or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

　　　　1.　　　　BHBC is a bank holding company that conducted its banking and lending

operations through its wholly-owned subsidiary First Bank of Beverly Hills, a California

banking corporation (the "Bank"). From its incorporation in 1996 until April 24, 2009, the

Bank was the source of substantially all of BHBC's revenues and income. The Bank

sustained substantial losses in its real estate loan and mortgage-backed securities

portfolios, and as of December 31, 2008, it no longer met applicable regulatory capital

requirements. As a result, on February 13, 2009, the Federal Deposit Insurance

Corporation ("FDIC") and the California Department of Financial Institutions (the

"CDFI") issued an order requiring the Bank to increase its regulatory capital within 60

days. Because the Bank was unable to increase its regulatory capital within the specified time period, on April 24, 2009, the CDFI closed the Bank and the FDIC was appointed as the Bank's receiver.

2.   BHBC has one class of common stock outstanding, which it voluntarily delisted from the NASDAQ Global Select Market on February 12, 2009. On February 19, 2009, BHBC deregistered its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on March 13, 2009, its reporting obligations under Section 15(d) of the Exchange Act were suspended. As such, BHBC is no longer subject to the reporting requirements of the Exchange Act and its common stock is solely traded on the over the counter markets under the "Other OTC" category. As of January 27, 2014, BHBC had 78 holders of record.

3.   As of December 31, 2013, on a consolidated basis, for financial reporting purposes BHBC has assets of $8.5 million, liabilities of $40.9 million, and a stockholders' equity of negative $32.4 million. On a non-consolidated basis, BHBC's assets total approximately $7.1 million. BHBC currently has invested the assets in Permitted Securities (as defined below) since the Prior Order.

4.   BHBC has several direct or indirect wholly owned subsidiaries, none of which has any ongoing business or operations. As of January 27, 2014, the following assets were held by BHBC subsidiaries: (i) Wilshire Acquisitions Corporation ("Wilshire Asquisitions") has assets with a book value of $174,052 consisting of accrued interest and prepaid expenses related to a subsidiary trust; (ii) WFC Inc. has assets with a book value of $220,487 consisting of approximately 13 small consumer and residential mortgage loans, cash, and prepaid expenses; and (iii) BH Commercial Capital I, Inc. has assets with a book value of $1,084,799 consisting of two secured commercial real estate loans (collectively,

the "Subsidiary Assets"). In addition, BHBC also either directly or indirectly owns the common securities of three subsidiary trusts that were formed in connection with offerings of trust preferred securities in which the trust subsidiaries issued their common securities to BHBC or Wilshire Acquisitions and their preferred securities to third party investors. The subsidiary trusts then loaned all the proceeds of the sale of trust preferred securities to BHBC or Wilshire Acquisitions in exchange for junior subordinated debentures (the "Subordinated Debentures"). The subsidiary trusts have no assets other than the Subordinated Debentures.

5.   BHBC's liabilities consist principally of $25.8 million of the Subordinated Debentures issued to its two direct trust subsidiaries and $10.3 million of Subordinated Debentures issued to its indirect trust subsidiary, plus accrued interest of approximately $4.9 million and accrued expenses of $1.0 million. In the aggregate, interest in an approximate amount of $900,000 accrues on a yearly basis pursuant to these three series of Subordinated Debentures. BHBC states that there is no public market for the Subordinated Debentures or the trust preferred securities. Under the terms of the Subordinated Debentures, BHBC may defer interest payments for up to 20 consecutive quarters.[2] On January 29, 2009, BHBC elected to exercise this right and had been able to defer payments on the debentures unitl March 6, 2014. BHBC was not in default under the Subordinated Debentures through the deferral periods, however, BHBC is now in default under the debentures.

6.   In March 2014, BHBC was contacted by the holders of some of the debentures, and entered into negotiations with those holders regarding payment of the

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[2] During the period when interest payments are being deferred, interest continues to accrue, compounding quarterly, at an annual rate equal to the interest in effect for such period and must be paid at the end of the deferral period.

debentures. On April 10, 2014, a former director of BHBC filed an action against BHBC

seeking a temporary restraining order preventing BHBC from making payments on the

debentures in light of BHBC's indemnification obligations to its directors. The temporary

restraining order was granted. Subsequently, on April 15, 2014, BHBC filed a voluntary

petition for relief under chapter 11 of the United States Bankruptcy Code. BHBC

continues to operate its business as a debtor in possession pursuant to sections 1107(a) and

1108 of the Bankruptcy Code.

   7. BHBC may be subject to contingent liabilities of uncertain amounts related

to claims associated with its former operations, as well as regulatory and stockholder

claims in connection with the failure of the Bank. In addition, current and former directors

and officers of the Bank are subject to two pending actions (the "Actions") in connection

with the failure of the Bank. These are: (a) an administrative action brought by the FDIC

in 2011 against two former officers (one of whom has settled) seeking certain

administrative sanctions and penalties; and (b) a lawsuit brought by the FDIC in April,

2012 against the Bank's former directors (including all four current members of the board

of directors of BHBC) and several former officers of the Bank for negligence, gross

negligence, and breach of fiduciary duty in connection with their activities with the Bank.

The latter action seeks $100.6 million in damages related to losses allegedly incurred by

the Bank on certain loans.

   8. BHBC states that it is subject to indemnification and expense obligations in

connection with various actions brought against its current and former directors, officers,

employees or agents. As a result, BHBC is indemnifying these directors and officers in connection with the Actions. The potential amount of the indemnification claim is unknown.

9.   Since the Bank was placed into receivership, BHBC has had no active business or operations. Within several months of the receivership, BHBC terminated all employees, and since that time has paid two consultants on an hourly basis primarily for administrative and accounting services. BHBC does not maintain an office and is managed by its four member board of directors, which has considered various alternatives, including liquidation and acquisition of an operating business, while preserving its assets. BHBC states that because of its financial condition and contingent liabilities, pursuing these courses of action has not been feasible.

Applicant's Legal Analysis

1.   Section 3(a)(1)(A) of the Act defines an investment company as any issuer who "is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities." Section 3(a)(1)(C) of the Act further defines an investment company as an issuer who is engaged in the business of investing in securities that have a value in excess of 40% of the issuer's total assets (excluding government securities and cash).

2.   Section 6(c) of the Act provides that the Commission may exempt any person from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 6(e) provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, shall apply to the company and

other persons dealing with the company, as if such company were a registered investment company.

3. BHBC acknowledges that it may be deemed to fall within one of the Act's definitions of an investment company. Accordingly, BHBC requests an order of the Commission pursuant to sections 6(c) and 6(e) of the Act exempting it from all provisions of the Act, subject to certain exceptions described below. BHBC requests an exemption until the earlier of one year from the date of the requested order or such time as it would no longer be required to register as an investment company under the Act. During the term of the proposed exemption, BHBC states that it will comply with sections 9, 17(a), 17(d), 17(e), 17(f), 36 through 45, and 47 through 51 of the Act and the rules thereunder, subject to certain modifications described in the application.

4. BHBC requests exemptive relief to the extent necessary to permit it to hold certain types of instruments that may be considered "securities", as defined in section 2(a)(36) under the Act, such as short-term U.S. government securities, certificates of deposit and deposit accounts with banks that are insured by the FDIC, shares of registered money market funds, and any instruments that are eligible for investment by money market funds consistent with rule 2a-7 under the Act (collectively, "Permitted Securities") without being required to register as an investment company under the Act. BHBC requests this relief in order to permit it to preserve the value of its assets for the benefit of its security holders, and submits that this relief is necessary and appropriate for the public interest.

5. In determining whether to grant relief for a company in an extended transition period, the following factors are considered: (a) whether the failure of the company to become primarily engaged in a non-investment business or excepted business

or to liquidate within one year was due to factors beyond its control; (b) whether the company's officers and employees during that period tried, in good faith, to effect the company's investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (c) whether the company invested in securities solely to preserve the value of its assets. BHBC believes that it meets these criteria.

6.   BHBC believes its failure to become primarily engaged in a non-investment business or to liquidate within a year following the receivership of the Bank is due to factors beyond its control. The board of directors of BHBC has regularly considered the feasibility of liquidating or engaging in an operating non-investment business and concluded that it is currently not feasible to commence or acquire a non-investment business or liquidate as a result of BHBC's negative net worth and the uncertainties associated with actual and potential litigation and regulatory claims. BHBC states that the contingent liabilities make it impossible to liquidate BHBC and distribute its assets to creditors and make it imprudent to utilize any substantial part of its assets in an operating business. BHBC states that these circumstances are unlikely to change over the requested one-year period in light of the nature of the actual and contingent liabilities. BHBC states that it has invested its liquid assets solely to preserve the value of its assets and has invested solely in Permitted Securities since the Prior Order. BHBC does not believe its current ownership of certain loans acquired prior to its receivership is inconsistent with its purpose of preserving the value of its assets for the benefit of its security holders. BHBC thus believes that the public interest will be best served by permitting it to continue to invest in Permitted Securities while its liabilities are resolved.

Applicant's Conditions

Applicant agrees that the requested order will be subject to the following

conditions:

1.   BHBC will not purchase or otherwise acquire any securities other than

Permitted Securities, except that BHBC may acquire equity securities of an issuer that is

not an "investment company" as defined in section 3(a) of the Act or is relying on an

exclusion from the definition of "investment company" under section 3(c) of the Act other

than section 3(c)(1) or 3(c)(7), in connection with the acquisition of an operating business

as evidenced by a resolution approved by BHBC's board of directors. BHBC may

continue to hold the Subsidiary Assets.

2.   BHBC will not hold itself out as being engaged in the business of investing,

reinvesting, owning, holding, or trading in securities.

3.   BHBC will not make any primary or secondary public offerings of its

securities, and it will notify its stockholders that an exemptive order has been granted

pursuant to sections 6(c) and 6(e) of the Act and that BHBC and other persons, in their

transactions and relations with BHBC, are subject to sections 9, 17(a), 17(d), 17(e), 17(f),

36 through 45, and 47 through 51 of the Act, and the rules thereunder, as if BHBC were a

registered investment company, except as permitted by the order requested hereby.

4.   Notwithstanding sections 17(a) and 17(d) of the Act, an affiliated person (as

defined in section 2(a)(3) of the Act) of BHBC may engage in a transaction that otherwise

would be prohibited by these sections with BHBC:

(a)   if such proposed transaction is first approved by a bankruptcy court on the

basis that (i) the terms thereof, including the consideration to be paid or received, are reasonable and fair to BHBC, and (ii) the participation of BHBC in the proposed

transaction will not be on a basis less advantageous to BHBC than that of other

participants; and

(b)   in connection with each such transaction, BHBC shall inform the

bankruptcy court of: (i) the identity of all of its affiliated persons who are parties to, or

have a direct or indirect financial interest in, the transaction; (ii) the nature of the

affiliation; and (iii) the financial interests of such persons in the transaction.

For the Commission, by the Division of Investment Management, pursuant to

delegated authority.

Kevin M. O'Neill
Deputy Secretary